

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
Mr. John N. Seitz
Chief Executive Officer
GulfSlope Energy, Inc.
2500 City West, Suite 800
Houston, Texas 77042

> **Re: GulfSlope Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 25, 2014**
> **File No. 333-194694**

Dear Mr. Seitz:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Financial Statements of GulfSlope Energy, Inc. as of and for the years ended September 30, 2013 and 2012 and for the period from inception, page F-1

Note 3 – Exploration Costs, page F-10

1. We note your changes in response to comment 17 from our letter dated April 16, 2014. We remain unclear as to the relationship of your current officers to the licensor of the seismic data. Please explain to us and clarify in your filing the relationship of your current officers to the licensor of the seismic data and the timeline of when you purchased the seismic data and any relationships between your current officers and your company at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Thomas C. Pritchard, Esq.
        Brewer & Pritchard, P.C.